SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) pursuant to article 157, paragraph 4, of Law No. 6,404, of December 15, 1976 ("Corporate Law"), of CVM Resolution No. 44, of August 23, 2021, and CVM Resolution No. 78, of March 29, 2022 (" CVM Resolution 78"), referring to the relevant fact disclosed on December 5, 2022, in the context of the Company's 185th Extraordinary General Meeting, called to be held tomorrow, January 5, 2023 ("Meeting"), informs how much follow:

On today's date, January 4, 2023, the Company received Official Letter 3/2023/CVM/SEP/GEA-3, through which it became aware of the decision of the CVM Collegiate, in the context of analyzing a request for interruption presented by certain shareholders holding class “A” preferred shares (“Order”) of, on the one hand, rejecting the Order, but, on the other hand, recognizing the alleged ineffectiveness of the statutory device in which item 1 is based (block “Redemption of PNA Shares”) of the Agenda of the Meeting (“Decision”).

In view of the Decision, the Company clarifies that it is evaluating the measures to be adopted – in particular, in relation to the proposal for the resolution of the Redemption of PNA Shares – and that it will keep its shareholders and the market informed about the developments related to the subject.

Finally, we inform you that the other resolutions of the meeting are not within the scope of said decision.

Rio de Janeiro, January 04, 2023

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.